Exhibit 6(g)

CHANGE IN CONTROL AGREEMENT

This Agreement, effective as of the date the agreement is entered into (“Effective Date”), by between Evansville Commerce Bank, an Indiana state bank with its principal office located in Evansville, Indiana (“Commerce Bank”), and John M. Schenk, a key employee and officer of Commerce Bank (the “Executive”) provides as follows:

WHEREAS, Executive is currently an employee and Chief Financial Officer of Commerce Bank, serving at the pleasure of the Boards of Directors of Commerce Bank;

WHEREAS, Commerce Bank desires to provide certain benefits to the Executive in the event there is a Change in Control of Commerce Bank and to provide an incentive to the Executive to continue the Executive’s employment with an acquiror following a Change in Control (as defined herein); and

WHEREAS, Commerce Bank and the Executive now desire to enter into this Agreement to establish the terms and conditions upon which such payments will be made.

NOW, THEREFORE, in consideration of the mutual undertakings set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Commerce Bank and the Executive agree as follows:

ARTICLE ONE — DEFINITIONS

1.                                      “Bank Board” shall mean the Board of Directors of Commerce Bank.

2.                                      “Base Compensation” means the Executive’s base compensation, including any fringe benefits but excluding bonuses, determined as of the date, if any, that a Change in Control Payment becomes due.

3.                                      “Beneficiary” shall mean the person(s) described in Article IV of this Agreement.

4.                                      “Cause” shall have the meaning set forth in the Employment Agreement.

5.                                      “Change in Control” shall mean

(i)                                     a change in the ownership of the of Commerce Bank whereby a Person (defined below) acquires (or has acquired during the preceding twelve (12) month period ending on the date of the most recent acquisition by such Person), directly or indirectly, ownership of a number of shares of capital stock of Commerce Bank which, together with capital stock held by such Person, constitutes more than fifty percent (50%) of the total fair market value or of the combined voting power of Commerce Bank’s outstanding capital stock; provided, however, that if a Person already owns more than fifty percent (50%) of the total fair market value or of the combined voting power of Commerce Bank’s outstanding capital stock, the acquisition of additional capital stock by such Person is not considered a Change in Control of Commerce Bank; or

(ii)                                  a change in the effective control of Commerce Bank whereby a majority of the persons who were members of the Board of Directors of Commerce Bank as of the Effective Date are, within a twelve (12) month period, replaced by individuals whose appointment or election to the Board of Directors of Commerce Bank is not endorsed by a majority of the Board of Directors of Commerce Bank prior to the appointment or election; or

(iii)                               a change in the ownership of the assets of Commerce Bank whereby a Person acquires (or has acquired during a twelve (12) month period ending on the date of the most recent acquisition by such Person) assets of Commerce Bank that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of Commerce Bank immediately prior to such acquisition or acquisitions; provided, however, that there is no Change in Control if assets are transferred to an entity that is controlled by the shareholders of Commerce Bank immediately after the transfer, nor is it a Change in Control if Commerce Bank transfers assets to:

(A)                               a shareholder of Commerce Bank (immediately before the asset transfer) in exchange for or with respect to the shareholder’s capital stock in Commerce Bank;

(B)                               an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by Commerce Bank;

(C)                               a Person that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding capital stock of Commerce Bank; or

(D)                               an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in paragraph (C) of this Article I, Section 5(iii).

For purposes of this Article I, Section 5, a “Person” shall mean an individual, a corporation, or a group of persons acting in concert; provided, however, that persons will not be acting as a group solely because they purchase or own stock of a corporation at the same time or as a result of the same public offering. Persons will be considered acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction with that corporation. If a Person owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such Person is considered to be acting in a group with other shareholders of a corporation prior to the transaction giving rise to the Change in Control, and not with respect to the ownership interest in the other corporation. For purposes of this Article I, Section 6, “gross fair market value” means the value of the assets of Commerce Bank, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

Notwithstanding the above, no Change in Control shall be deemed to occur for purposes of this Agreement as a result of any transaction or series of transactions involving only Commerce Bank, any affiliate (within the meaning of Section 3A of the Federal Reserve Act of 1913, as amended), or any of them, or any of their successors.

6.                                      “Code” shall mean the Internal Revenue Code of 1986, as amended.

7.                                      “Disability” means (i) the inability of the Executive to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of more than twelve (12) months, or (ii) the receipt of income replacement benefits for a period of more than three (3) months under an employer-sponsored accident and health plan covering the Executive due to medically determinable physical or mental impairment which is expected to result in death or is expected to last for a continuous period of more than twelve (12) months.

8.                                      “Employment Agreement” means Executive’s Employment Agreement entered into with Commerce Bank of even date herewith.

9.                                      “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

10.                               “Good Reason” shall have the meaning set forth in Executive’s Employment Agreement.

ARTICLE TWO — BENEFITS

The following benefits provided by Commerce Bank or Successor Bank (as applicable) to the Executive are in the nature of a fringe benefit and shall in no event be construed to affect or limit the Executive’s current or prospective salary increases, cash bonuses, profit sharing distribution or credits, or any other benefit. Notwithstanding anything in this Agreement to the contrary, no benefits shall be payable under this Agreement if, at the time of a Change in Control, Commerce Bank or Successor Bank (as applicable) is subject to and prohibited from paying a “golden parachute payment” under the regulations of 12 C.F.R. Part 359.

Upon and following either (1) a Change in Control; (2) any termination of Executive’s employment during the Initial CIC Period by Executive for Good Reason or on account of Executive’s Disability; or (3) termination of Executive’s employment by Commerce Bank for any reason other than for Cause, the Executive shall have the right to receive a cash payment (“Change in Control Payment”) equal to 1.5 times your total compensation with the opportunity of a multiple of up to 2.50 times your total compensation, is as more particularly set forth in Exhibit A, attached hereto. The Change in Control Payment, if any becomes due, will be paid to the Executive, in a lump sum, by Commerce Bank contemporaneously with the closing of the transaction initiating the Change in Control.

In addition, if Executive is due any Change of Control Payment (other than on account of Executive’s termination for Cause), all annual incentives payments due to Executive pursuant to Section 4.2 of the Employment Agreement shall be payable to Executive as if 100% of the annual incentive targets set forth in Exhibit A to the Employment Agreement have been met, and such Incentive Compensation shall be paid to Executive either (1) as set forth in Section 4.2 of the Employment Agreement, or (2) if Executive’s employment has been terminated, at the same time as the Change in Control Payment is due to Executive.

The Change in Control Payment is subject to the limitation that the Change in Control Payment, plus any other payments (“Additional Payments”) that the Executive may receive that are contingent upon a change in control within the meaning of Section 280G of the Code and the regulations issued thereunder, must not exceed 299% of the Executive’s “base amount,” as defined in Section 280G of the Code (such limit the “280G Limit”). If the Change in Control Payment, together with Additional Payments, will exceed the 280G Limit, then the Change in Control Payment shall be reduced or eliminated to ensure that the Change in Control Payment and any Additional Payments will not exceed the 280G Limit.

Notwithstanding anything contained herein to the contrary, there shall be no provisions for the Change in Control Payment to the Executive in the event Commerce Bank has a CAMELS rating of “4” or less, bankruptcy of Commerce Bank, or its holding company, or FDIC closure of Commerce Bank.

ARTICLE THREE — RESTRICTIONS UPON FUNDING

Neither Commerce Bank nor the Successor Bank shall have any obligation to set aside, earmark or entrust any fund or money with which to pay its obligations under this Agreement. The Executive or any successor-in-interest to the Executive shall be and remain simply a general creditor of Commerce Bank or Successor Bank (as applicable) in the same manner as any other creditor having a general unsecured claim.

For purposes of the Code, Commerce Bank intends this Agreement to be an unfunded, unsecured promise to pay on the part of Commerce Bank or Successor Bank (as applicable). For purposes of ERISA, Commerce Bank intends that this Agreement not be subject to ERISA. If it is deemed subject to ERISA, it is intended to be an unfunded arrangement for the benefit of a select member of management, who is a highly compensated employee of Commerce Bank for the puipose of qualifying this Agreement for the “top hat” plan exception under sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.

It is the intent of the parties that this Agreement be interpreted and administered in compliance with the requirements of Code section 409A to the extent applicable. In this connection, Commerce Bank or Successor Bank (as applicable) will have authority to take any action, or refrain from taking any action, with respect to this Agreement that is reasonably necessary to ensure compliance with Code section 409A, and the parties agree that this Agreement will be interpreted in a manner that is consistent with Code section 409A. Notwithstanding any other provision of this Agreement, (a) a termination of Executive’s employment hereunder will mean, and be interpreted consistent with, a “separation from service”

within the meaning of Code section 409A and the regulations thereunder; (b) change of control will be interpreted consistently with “change of control’ within the meaning of Code Section 409A and the regulations thereunder; and (c) with respect to the reimbursement of fees and expenses provided for herein, the following will apply: (i) unless a specific time period during which such expense reimbursements and tax gross-up payments may be incurred is provided for herein, such time period will be deemed to be Executive’s lifetime; (ii) the amount of expenses eligible for reimbursement hereunder in any particular year will not affect the expenses eligible for reimbursement in any other year; (iii) the right to reimbursement of expenses will not be subject to liquidation or exchange for any other benefit; and (iv) the reimbursement of an eligible expense or a tax gross-up payment will be made on or before the last day of the calendar year following the calendar year in which the expense was incurred or the tax was remitted, as the case may be.

ARTICLE FOUR — AMENDMENT AND TERMINATION

Except as set forth below under Article Five this Agreement may be amended, terminated or suspended, in whole or in part, only by a written instrument signed by a duly authorized officer of Commerce Bank or Successor Bank (as applicable) and the Executive.

ARTICLE FIVE — AUTOMATIC TERMINATION

Notwithstanding anything in this Agreement to the contrary, this Agreement shall automatically terminate and be null and void without any action by Commerce Bank or Successor Bank (as applicable) or the Executive upon the Executive’s voluntary termination of employment for any reason, other than Good Reason or Executive’s Disability during the Initial CIC Period, before a Change in Control, except as specifically provided in Article Two above. For avoidance of doubt, to be entitled to the Change in Control Payment, the Executive must be (1) employed by Commerce Bank on the effective date of the Change in Control; (2) voluntarily terminate employment for Good Reason or Disability during the Initial CIC Period; or (3) be terminated by Commerce Bank or Successor Bank without cause, and meet the other requirements set forth in Article Two of this Agreement.

ARTICLE SIX — MISCELLANEOUS

1.                                      Alienability and Assignment Prohibition. Neither the Executive, the Executive’s spouse nor any other beneficiary under this Agreement shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify or otherwise encumber in advance any of the benefits payable hereunder nor shall any of said benefits be subject to seizure for the payment of any debts, judgments, alimony or separate maintenance owed by the Executive or the Executive’s beneficiary, nor be transferable by operation of law in the event of bankruptcy, insolvency or otherwise.

2.                                      Effect on Other Corporate Benefit Plans. Nothing contained in this Agreement shall affect the right of the Executive to participate in or be covered by any qualified or nonqualified pension, profit sharing, group, bonus or other supplemental compensation or fringe benefit plan constituting a part of Commerce Bank’s existing or future compensation structure.

3.                                      Headings. Headings and Subheadings in this Agreement are inserted for reference and convenience only and shall not be deemed a part of this Agreement.

4.                                      Applicable Law. The validity and interpretation of this Agreement shall be governed by the laws of the State of Indiana.

5.                                      No Employment Agreement. No provision of this Agreement shall be deemed or construed to create specific employment rights to the Executive nor limit the right of Commerce Bank or the Successor Bank (as applicable) to discharge the Executive at any time with or without Cause, subject to the provisions of Article Two of this Agreement. In a similar fashion, no provision shall limit the Executive’s rights to voluntarily sever the Executive’s employment at any time.

6.                                      Withholding of Taxes. Commerce Bank or the Bank (as applicable) shall deduct from the amount of any payment made pursuant to this Agreement any amounts required to be paid or withheld by Commerce Bank or the Successor Bank (as applicable) with respect to federal or state taxes. By executing this Agreement, the Executive agrees to all such deductions.

7.                                      Severability. In case any one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions in this Agreement shall not in any way be affected or impaired.

8.                                      Successors and Assigns. Commerce Bank and Executive agree that this Agreement and all of Commerce Bank’s respective rights and obligations hereunder shall be assigned or transferred by Commerce Bank to and shall be assumed by and become binding upon and may inure to the benefit of any affiliate of or successor to Commerce Bank (i.e., the Successor Bank). The term “successor” shall mean (with respect to Commerce Bank) any other corporation or other business entity which, by merger, consolidation, stock purchase, purchase of the assets, or otherwise, acquires all or a material part of its assets. Any assignment by Commerce Bank of its respective rights or obligations hereunder to any affiliate of or successor to Commerce Bank shall not be a termination of employment for purposes of this Agreement.

9.                                      Mediation. The Executive agrees that, in the event that suit is filed by Commerce Bank or the Successor Bank (as applicable) or the Executive based on or pertaining to this Agreement or any provision in this Agreement, the Executive agrees to submit such dispute to mediation in accordance with applicable state law. In the event attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred therein.

10.                               Jury Trial Waiver. The Executive waives any right to trial by jury of any claim, demand, action or cause of action and further agrees that either party may file an original counterpart or a copy of this Agreement with any court as written evidence of the consent of the parties hereto to such waiver.

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IN WITNESS WHEREOF, the parties hereto acknowledge that each has carefully read this Agreement and executed the original thereon on the 5th day of September 2014, and that, upon execution, each has received a conforming copy.

EXECUTIVE:

/s/ John M. Schenk
John M. Schenk

EVANSVILLE COMMERCE BANK
Evansville, Indiana

/s/ Thomas L. Austerman
Thomas L. Austerman, President CEO

EXHIBIT A

CHANGE IN CONTROL MULTIPLE CALCULATION

VALUE AREA	MEASURE	WEIGHT	115%		130%		150%
Earnings	NI vs. Annual Budget	25%	+.33	X	+.66	X	+1	X
	(2 year lookback from most recent quarter end)

Growth	Asset Growth v. Budget	25%	+.33	X	+.66	X	+1	X
	(2 year lookback from most recent quarter end)

Shareholder Return	Premium over $5.40 vs. SNL Community Bank Index	50%	+.33	X	+.66	X	+1	X
	(October 7, 2011 — Definitive Agreement)